SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 22, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD CORPORATION

CNPJ/MF No. 43.776.517/0001-80

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“SABESP” or the “Company”), in compliance with the provisions of CVM Instruction No. 358 of January 3, 2002, as amended and currently in force, and in addition to the Material Fact disclosed on January 10, 2013, which gave notice of the approval, by the Board of Directors of the Company in a meeting held on the same date, of the change of the ratio of the American Depositary Receipts of the Company admitted for trading on the New York Stock Exchange ("NYSE"), hereby informs to the public in general that the Bank of New York Mellon, depositary institution of the Company’s ADRs in the United States of America (the “Depositary Institution”), will issue new ADRs and distribute them among the current holders according to the following schedule:

• The record-date from which the current holders of ADRs will be entitled to the new ADRs to be issued shall be January 22, 2013;

• The payable date of the ADRs to be issued shall be January 23, 2013; and

• The effective date for the ratio change shall be January 24, 2013.

The current holders of ADRs will not be called to perform the change, and the ADRs currently issued shall automatically represent the new proportion approved by the Board of Directors. Accordingly, no additional action shall be necessary by the current holders of ADRs, and the ADRs issued as a result of the ratio change shall be of the same type and shall have the same rights as the currently existing shares and ADRs.

São Paulo, January 21, 2013.

Dilma Seli Pena

Chief Executive Officer, acting as Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 22, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.